UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-30469
CUSIP NUMBER
243586-10-4

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

deCODE genetics, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Sturlugata 8
Address of Principal Executive Office (Street and Number)

Reykjavik, Iceland
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As deCODE genetics, Inc. (“deCODE” or the “Company”) disclosed in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, deCODE had sufficient resources to continue operations only into the second half of the third quarter of 2009.  Resources for current operations have been provided by a loan from Saga Investments, LLC (“Saga”), as previously disclosed in deCODE’s Current Reports on Form 8-K.  The Company is reviewing and preparing for available alternatives, including a possible sale of certain assets to Saga or another purchaser and  a proceeding under Chapter 11 of the U.S. Bankruptcy Code to facilitate such a  transaction.  The Company’s staff and resources have been substantially committed to this effort, which has had a direct impact on the Company’s ability to complete its Quarterly Report on Form 10-Q and on the ability of its independent registered public accounting firm to complete its review.  For these reasons deCODE is unable to file its Quarterly Report on Form 10-Q within the prescribed period without unreasonable effort or expense and does not expect that such filing will be made within five (5) calendar days of the due date, as required for the extension provided by Rule 12-25(c) under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Lance Thibault	978	902-6926
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why are reasonable estimate of the results cannot be made.

The Company expects that earnings will be materially lower for the third quarter of 2009 than the third quarter of 2008 because of the termination of operations at the Company’s facility in Woodridge, Illinois and a decline in revenues from genotyping services.  However, for the reasons set forth above, the Company is not at this time able to make a reasonable estimate of the results of operations for the quarter ended September 30, 2009.

deCODE genetics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2009	By	/s/ KARI STEFANSSON
Kari Stefansson
Chief Executive Officer